April 2, 2014

FOIA CONFIDENTIAL TREATMENT

REQUESTED UNDER 17 C.F.R. § 200.83

VIA EDGAR AND HAND DELIVERY

John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Radius Health, Inc. Registration Statement on Form S-1 (File No. 333-194150) and Form 10-K for Fiscal Year Ended December 31, 2013

Dear Mr. Reynolds:

On behalf of Radius Health, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) by letter dated March 25, 2014 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-194150) (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013, both of which were filed with the Commission on February 26, 2014.  This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and an amended Form 10-K filed on Form 10-K/A (the “Form 10-K/A”), both of which have been revised to address various of the Staff’s comments.  The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.  For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 and the Form 10-K/A that reflect changes made to the initial Registration Statement and the Form 10-K/A, respectively.

The Company is respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.  Information that was omitted in the EDGAR version has been noted in this letter with a placeholder identified by the mark “[***]”.

Form S-1

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the

Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that it is not an “emerging growth company,” and as such it has not relied on Section 5(d) or Section 2(a)(3) to provide any written communications to potential investors.

2.              We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

Response: The Company acknowledges the Staff’s comment and respectfully directs the staff to the Company’s response to comment 25, in which the Company identifies the expected preliminary price range of the offering.

3.              Prior to the effectiveness of the company’s registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will direct a FINRA representative to the Staff to confirm that the compensation allowable or payable to the Underwriters in connection with this offering has received clearance.

Cover page

4.              Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.  For guidance, see Securities Act Forms, Compliance and Disclosure Interpretation, Question 101.02.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not intend to use any pictures, graphics or artwork in the prospectus other than those items which currently exist in the prospectus.

Risk Factors, page 12

Risks Related to Our Business

5.              We note your auditor has expressed concerns about your ability to continue as a going concern.  Please revise to provide a risk factor addressing your auditor’s going concern opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 1 and page 47 of the Form 10-K/A.

Use of Proceeds, page 35

6.              We note that you expect to use the proceeds of this offering to fund “clinical research of [y]our most advanced product candidates and for other general corporate purposes.” Please revise to be more specific in the use of the proceeds. Consider using tabular disclosure to illustrate how

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

much you plan to allocate to each of your most advanced product candidates.  In addition, disclose the components of “general corporate purposes.” We may have further comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1.

7.              Finally, we note your management will have broad discretion over the uses of the net proceeds on page 35 and in your second risk factor on page 30.  The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.  See Instruction 7 to Item 504 of Regulation S-K.  Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 35 of Amendment No. 1.

Capitalization, page 37

8.              We note that your pro forma table does not include the issuance and conversion of Series B-2 Convertible preferred stock issued in February 2014 but is included as note disclosure. Please clarify for us and in your disclosure why this increase is not reflected in the table on a “pro forma” basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 36, 37 and 39 to reflect the issuance and conversion of the Series B-2 convertible preferred stock as part of the pro forma capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Selected Financial Data, page 42

9.              We note that your capitalization will significantly change after the automatic conversion of all preferred stock shares into common and the issuance of common shares to satisfy accumulating dividends on your convertible preferred stock. In order to inform investors of the material change in the comparability of per share information please revise and include a pro forma presentation of loss per share and briefly describe the change in your capital structure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 1.

Liquidity and Capital Resources, page 53

10.       Please clearly describe any material commitments for capital expenditures as of the latest fiscal period and indicate the general purpose of such commitments and the anticipated source of funds.  See Item 303(a)(2)(i) of Regulation S-K.  For instance, we note the Orbit Agreement, pursuant to which you must pay $300,000 during the remainder of 2014.  Consider presenting such disclosure in tabular format on a quarterly basis.

Response:  The Company acknowledges the Staff’s comment and the requirement under Item 303(a)(2)(i) to describe all material commitments for capital expenditures as of the end of the latest fiscal period.  The Company respectfully believes that it has disclosed all material commitments for capital expenditures as of December 31, 2013.  However, in response to the Staff’s comment, the Company has

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

revised the disclosure on page 55 of Amendment No. 1 and page 84 of the Form 10-K/A to describe an agreement for capital expenditures that was executed subsequent to December 31, 2013.  Furthermore, with respect to the Orbit Agreement, the Company respectfully directs the Staff to the disclosure on page 134 of Amendment No. 1 indicating that the Orbit Agreement was terminated since the initial filing of the Registration Statement on Form S-1 filed with the SEC on February 26, 2014.

Research Agreements, page 57

11.       We note in your liquidity section a discussion of the various agreements with Nordic and the amounts that you have accrued and paid for the year ended December 31, 2013. Please expand your disclosures to discuss your future capital resource needs, specifically your commitments to Nordic for the next twelve months and disclose the total amounts of your obligations for each agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1.

Business, page 65

12.       Please advise whether public information for completed trials is available for Abaloparatide-SC, Abaloparatide-TD and/or RAD 1901 for the treatment of BCBM or vasomotor symptoms.  If so, please revise to disclose identifying information so that a potential investor may access the information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1 and page 4 of the Form 10-K/A.

Our Product Candidates

Abaloparatide-SC, page 72

13.       We note that you received guidance from the FDA in 2012.  Please revise to expand on the guidance you received, leading you to believe that a “single pivotal placebo-controlled, comparative Phase 3 fracture study” will be sufficient to support its approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Amendment No.1 and page 11 of the Form 10-K/A.

Management, page 106

14.       We note your disclosure for each director that they are “qualified to serve as a member of our board of directors because of his business and professional experience.”  Please revise to address for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 112 of Amendment No. 1 and pages 142 and 143 of the Form 10-K/A.

Scientific Advisory Board, page 109

15.       We note that management is supported by the Scientific Advisory Board. Please revise to discuss in greater detail the role of the Scientific Advisory Board.  In addition, please also

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

discuss in greater detail Michael Rosenblatt’s role as an “observer” to your board and Scientific Advisory Board.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 1.

Summary Compensation Table, page 112

Recent Changes, page 116

16.       We note that the company has recently entered into employment agreements with Gregory Williams, Alan G. Harris, and John Yates.  Please file the employment agreements as exhibits to the registration statement or advise us why the employment agreements are not required to be filed pursuant to Item 601 of Regulation S-K.  We may have further comment.

Response: In response to the Staff’s comment, the Company has filed the employment agreements for each of Messrs. Yates, Williams and Harris as exhibits 10.140, 10.141 and 10.142, respectively, to Amendment No. 1.

Shares Eligible for Future Sale, page 140

17.       We note that you and each of your executive officers, directors and holders of outstanding shares are subject to a lock-up agreement.  Please file the agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or advise.

Response: The Company respectfully advises the Staff that the Underwriting Agreement, when filed, will include the form of lock-up agreement as an exhibit thereto.

Financial Statements

Balance Sheets, page F-3

18.       Please revise to include a pro forma balance sheet alongside the historical balance sheet that gives effect to the conversion of all outstanding preferred securities into common shares and the issuance of common shares to satisfy accumulated dividends on your convertible preferred stock.  The pro forma presentation should be as of the latest balance sheet date with no adjustment to earlier balance sheets.  See Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages F-3, F-5 and F-6 of Amendment No. 1.  The Company has also included additional disclosure on pages F-9 and F-10 of Amendment No. 1 to inform investors of the material change in the comparability of per share information and to describe the change in the Company’s capital structure.

Statements of Operations and Comprehensive Loss, page F-4

19.       Please revise and present pro forma loss per share that gives effect to the conversion of all outstanding preferred securities into common shares as well as the issuance of common shares to satisfy accumulated dividends for the year ended December 31, 2013. Please add footnote disclosures to inform investors of the material change in the comparability of per share information and briefly describe the change in your capital structure. See Article 11 of Regulation S-X and SAB topic 3A.

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-4 of Amendment No. 1.

20.       We note you have material items presented as other income and expense on a net basis.  Please revise and separately present the material components on a gross basis here, or in a footnote.  See Rule 5-03(a)9 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and the requirement under Rule 5-03(b)(9) to state separately material amounts included under miscellaneous income deductions in the income statement or in a note thereto, indicating clearly the nature of the transactions out of which the items arose.  Amounts included in other income (expense) primarily include changes in the fair value of the Company’s assets and liabilities measured on a recurring basis using Level 3 inputs (stock asset, stock liability,other liability and warrant liability), as discussed in notes 11 and 13 to the financial statements included in the Company’s Annual Report on Form 10-K.  For the years ended December 31, 2013, 2012 and 2011, amounts included in other income and expense, net, that resulted from transactions other than changes in the fair value of assets and liabilities measured using Level 3 inputs on a recurring basis amounted to approximately $(2,000), $(23,000) and $28,000, respectively.  The Company respectfully believes that these amounts are not material in nature and therefore are not required to be separately stated in the income statement or notes thereto.  The Company will continue to review the components of other income and expense, net, and separately state amounts in future filings if they become material.

Notes to Financial Statements, page F-8

Note 7.  Accrued Expenses and Other Current Liabilities, page F-18

21.       We note your disclosure that you accrued research costs of $19,597 and $6,558 payable at December 31, 2013 and 2012 respectively.  On page F-31 you disclose two of the components, $4.8 million and another $11.6 million, payable to Nordic at December 31, 2013.  Please clarify your most significant operating activity by separately presenting each of the significant components within total research costs payable to reconcile with amounts presented in your research agreement discussion in note 13. See Rule 5-02.20 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of Amendment No. 1 and page 113 of the Form 10-K/A.

Note 9. Convertible Preferred Stock, page F-20

22.       We note that the issuance of the new Series B Shares in April 2013 resulted in an adjustment to the conversion price of the Series A-1, Series A-2, and Series A-3.  Tell us how you accounted for the anti-dilution provision contained in the Series A Preferred Stock. Please provide your analysis including the applicable literature used to support your accounting.  Also, please add clarifying disclosure, as applicable.

Response: Each holder of the Company’s Series A-1, A-2 and A-3 Convertible Preferred Stock has the right, at their option at any time, to convert any such shares of Series A-1, A-2 and A-3 Convertible Preferred Stock into such number of fully paid shares of common stock based upon the then in effect conversion ratio (“Conversion Option”).  Upon issuance of the Company’s Series A-1, A-2 and A-3 Convertible Preferred Stock, the Company first reviewed the terms of the embedded Conversion Option to determine whether or not the feature needed to be bifurcated and separately accounted for as a derivative in accordance with ASC 815.  ASC 815-15 states that an embedded derivative shall be

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

separated from the host contract and accounted for as a derivative instrument if the following conditions are met:

•                  The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract;

•                  The hybrid instrument is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur; and

•                  A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument.

ASC 815-10-S99-3 summarizes the Commission’s view that the determination of the nature (whether it be more akin to a debt instrument or an equity instrument) of a host contract for a hybrid financial instrument issued in the form of a share should be based on a consideration of the economic characteristics and risks and include consideration of all stated and implied substantive terms of the hybrid instrument. The Company completed a qualitative assessment of the economic characteristics, risks and stated and implied substantive terms of the Series A-1, A-2 and A-3 Convertible Preferred Stock and concluded that the host contract should be considered more akin to an “equity host” under ASC 815-10-S99-3 for purposes of assessing whether or not the embedded feature is clearly and closely related to the economic characteristics of the Series A-1, A-2 and A-3 Convertible Preferred Stock.  The Company concluded that the economic characteristics of the Conversion Option, which allows holders of Series A-1, A-2 and A-3 Convertible Preferred Stock the option to convert into shares of common stock, is clearly and closely related to the economic characteristics of common equity and in turn, the host contract, and is not required to be bifurcated and separately accounted for.

The Company then reviewed the guidance in ASC 470-20-25 to determine whether the Conversion Option was considered to a beneficial conversion feature.  According to ASC 470, a beneficial conversion feature exists if the conversion option is beneficial to the investor (in the money) at the commitment date because the conversion option has an effective conversion price that is less than the market price of the underlying stock at the commitment date.  At the commitment dates for each of the Series A-1, A-2, and A-3 Convertible Preferred Stock, the effective conversion prices exceeded the fair value of the Company’s common stock, and therefore there was no beneficial conversion feature at inception that required special accounting treatment.  However, as noted in note 9 to the Company’s financial statements included in the Registration Statement and Form 10-K/A to the Company’s Annual Report on Form 10-K, the conversion price and conversion ratio of the Series A-1, A-2 and A-3 Convertible Preferred Stock may be adjusted as a result of Dilutive Issuances, as defined in the Certificate of Designations.   As the Staff has noted, in April and May of 2013, the Company issued shares of New Series B Convertible Preferred Stock at price per share that was less than the price per share of the Series A-1, A-2 and A-3 Convertible Preferred Stock, which triggered an adjustment to the conversion price of the Series A-1, A-2 and A-3 Convertible Preferred Stock.  This adjustment had the impact of reducing the effective conversion prices for the Series A-1, A-2 and A-3 Convertible Preferred Stock.  Upon the issuance of the New Series B Convertible Preferred Stock, the Company completed a subsequent review of the Conversion Option under ASC 470 to determine whether the adjustment to the conversion price for the Series A-1, A-2 and A-3 Convertible Preferred Stock had created a beneficial conversion feature.  Management concluded that although the effective conversion prices of the Series A-1, A-2 and A-3 Convertible Preferred Stock were reduced, the effective conversion prices were still greater than the fair value of the Company’s common stock at the respective commitment dates.  Therefore, the Company concluded that the adjustment to the conversion ratio of the Series A-1, A-2 and A-3 Convertible Preferred Stock as a result of the issuance of the New Series B Convertible Preferred Stock did not create a beneficial conversion feature.

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page F-22 of Amendment No. 1 and page 116 of the Form 10-K/A to include clarifying language.

Note 11. Fair Value Measurements, page F-25

23.       We note the table on page F-28 for Level 3 inputs that rolls forward the changes in the fair value of liabilities presents a line for additions in the amount of $14,246.  You disclose this amount includes accrued shares of stock issuable to Nordic as well as the value for warrants newly issued during the period. Tell us in your response the amount for each of the shares of stock issuable and warrants.  If the two amounts are significant please revise and separately present these amounts in your roll forward reconciliation. See ASC 820-10-50-2c.2.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of Amendment No. 1 and page 123 of the Form 10-K/A.

Note 14. Stock-based Compensation, page F-35

24.       Please revise the table on page F-37 of options vested or expected to vest at December 31, 2012 to reflect the activity for the year ended December 31, 2013.  Please also revise and include the disclosures for non-vested shares required by ASC 718-10-50-2c.2.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of Amendment No. 1 and page 133 of the Form 10-K/A to correct the typo in the table on Page F-38 of Amendment No. 1 and page 133 of the Form 10-K/A to specify that the disclosed options vested or expected to vest are as of December 31, 2013, rather than December 31, 2012.  Supplementally, the Company notes that ASC 718-10-50-2c.2 requires entities to disclose the number and weighted-average grant-date fair value of equity instruments not specified and disclosed in accordance with ASC 718-10-50.2c.1.  ASC 718-10-50-2c.1 requires entities to disclose the number and weighted-average exercise prices for each of the following groups of share options: outstanding at the beginning of the period; outstanding at the end of the period; exercisable or convertible at the end of the period; and those shares that were granted, exercised, forfeited or expired during the period.  The Company respectfully notes that it has only granted option awards under its 2003 and 2011 Equity Plans.  The Company’s disclosure in note 14 to the financial statements included in the Registration Statement and in the Company’s Annual Report on Form 10-K reflects the number and weighted-average exercise prices for each of the groups of share options required under ASC 718-10-50.2c.1.  As this disclosure reflects the activity for all equity instruments issued by the Company, the Company respectfully believes that the disclosure requirements under ASC 718-10-50-2c.2 are not applicable and no additional disclosure is required.

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

25.       Please note that we are deferring final evaluation of stock-based compensation and related costs until an amendment including your estimated offering price has been filed. Please advise us of any new option grants and other equity issuances, the date of grant or issuance, the exercise price, the fair value of the equity instrument at the date of grant and how you determined the fair value.  Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of most recent equity issuance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

Recent Option Grants and Fair Value Determination

The following table presents the grant dates and related exercise prices of stock options granted since January 1, 2013:

Grant date	Number of Shares Underlying Options Granted		Exercise Price per Share	Per Share Estimated Value of Common Stock
November 14, 2013	2,427,133	(1)	$3.45	$3.45
February 16, 2014	2,607,461		$3.42	$3.42

(1)         Reflects a grant of options to a newly hired Chief Executive Officer whose employment terminated on November 29, 2013. In connection with the termination of employment, all of these options were cancelled.

As described in Amendment No. 1 beginning on page 50, the Company has historically granted stock options at exercise prices not less than the fair value of its common stock as determined by its board of directors. The board of directors has historically determined, with input from management, the estimated fair value of the Company’s common stock on the date of grant based on a number of objective and subjective factors, including:

•                  the prices at which the Company sold shares of convertible preferred stock;

•                  the superior rights and preferences of securities senior to its common stock at the time of each grant;

•                  the likelihood of achieving a liquidity event such as a public offering or sale of the company;

•                  the Company’s obligation to issue additional shares of capital stock, including in respect of accrued dividends or pursuant to the stock issuance agreement with Nordic;

•                  the Company’s historical operating and financial performance and the status of its research and product development efforts; and

•                  the achievement of enterprise milestones, including the Company’s entering into collaboration and license agreements.

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

The Company’s board of directors also considers third-party valuations as one of the factors used in determining the fair value of the Company’s common stock.  During the year ended December 31, 2013, the Company obtained a third-party valuation as of the end of each quarter.  These valuations were prepared based on the guidance from the Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or Practice Aid, that was developed by staff of the American Institute of Certified Public Accountants and a task force comprising representatives from the appraisal, preparer, public accounting, venture capital and academic communities and utilized the probability-weighted expected return method, or PWERM, as outlined in the Practice Aid. PWERM considers the value of preferred and common stock based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class. PWERM is complex as it requires numerous assumptions relating to potential future outcomes of equity, hence, the use of this method can be applied: (1) when possible future outcomes can be predicted with reasonable certainty; and (2) when there is a complex capital structure (i.e., several classes of preferred and common stock).  The valuation as of September 30, 2013 indicated the fair value of the Company’s common stock at that time was $3.45 per share.  The valuation as of December 31, 2013 indicated a fair value of the Company’s common stock of $3.42 per share.  The modest decline in fair value from September to December was largely attributable to our intention to refinance our existing indebtedness, which would have the effect of lowering the value of the common stock in a sale scenario.

November 14, 2013 Grant Date.  In determining the fair value of the Company’s common stock as of the November 14, 2013 grant date, the board of directors considered each of the bulleted items listed above, as well as the September valuation.  In particular the board of directors considered the progress of the Company’s research and development programs, its need for additional financing to continue development, the rights and preferences of the outstanding convertible preferred stock, the lack of marketability of the Company’s common stock and other external market and economic conditions affecting the biotechnology industry.  In addition, the board of directors considered whether there were any significant changes to the assumptions used in the PWERM model between September 30, 2013 and November 14, 2013 that would have impacted the September valuation. Following this analysis, the board of directors determined that the fair value of the Company’s common stock was $3.45 per share on the November grant date.

February 16, 2014 Grant Date.  In determining the fair value of the Company’s common stock as of the February 16, 2014 grant date, the board of directors again considered each of the bulleted items listed above, as well as the December 2013 valuation.  In particular the board of directors considered the progress of the Company’s research and development programs, the ongoing Series B-2 Convertible Preferred Stock financing, the rights and preferences of the outstanding convertible preferred stock, the lack of marketability of the Company’s common stock and other external market and economic conditions affecting the biotechnology industry.  The board of directors also considered the December 2013 valuation and whether any significant changes to the assumptions used in the PWERM model were warranted or whether any significant changes in the Company’s business had occurred since December 31, 2013. Based on this analysis, the board of directors determined that the December 31, 2013 fair value of the Company’s common stock of $3.42 per share was still appropriate on the February 16, 2014 grant date based on a lack of changes to the significant assumptions used in the PWERM model

The Company will advise the Staff of any additional option grants occurring prior to the date of the initial public offering, though none are intended at this time.

Estimated Offering Price and Comparison to Recent Option Grant

The Company advises the Staff that it presently estimates, based in part on advice and input recently received from its underwriters, that the public offering price per share for the offering pursuant to

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

the Registration Statement will be between $[***] and $[***] (the “Preliminary Price Range”), considering information currently available and current market conditions.  This range does not reflect a proposed 1-for-2.28 reverse stock split of all outstanding shares of the Company’s common stock prior to the offering.  Given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff, however, that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00 or 10% of the low end of the range unless otherwise approved by the Staff.

The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the biotechnology industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for pre-commercial biotechnology company such as Radius Health; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by prospectus included in the Registration Statement.

The Company believes that the difference between the fair value of its common stock as of February 16, 2014 and the midpoint of the Preliminary Price Range is the result of these and the following factors:

•                  the Company reinforced its management team by hiring a Chief Medical Officer, Chief Development Officer and Chief Scientific Officer; and

•                  the PWERM method uses a probability weighted approach as described above, and the resulting estimate of the fair value of our common stock as of February 16, 2014 reflected the potential for alternative liquidity events, which decreases the estimated fair value due to the combination of (i) the mix of other expected business equity values that were lower in the alternative liquidity events scenario than in the IPO scenario and (ii) the application of a discount for lack of marketability; conversely, the midpoint of the estimated Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the midpoint of the estimated Preliminary Price Range for this offering was neither reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

Based on the foregoing, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants since January 1, 2013 and the Preliminary Price Range are reasonable and appropriate for the reasons described herein in this comment response.

Exhibits

26.       We note that you have not filed your exhibits, including the underwriting agreement and your legality opinion.  Please note that we may comment on these and other documents and allow for sufficient time for our review.

Response: The Company respectfully acknowledges the Staff’s comment and asserts that it intends to file those exhibits with sufficient time to allow the Staff to review.

27.       Exhibits 10.12, 10.13 and 10.24 appear to be missing exhibits, schedules or attachments. Please file each agreement in its entirety with your next amendment, as required by Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has refiled exhibit 10.24 with all exhibits, schedules or attachments.  The Company respectfully advises the Staff that exhibits 10.12 and 10.13, as filed, include all exhibits, schedules or attachments.

28.       We are unable to locate a Form 8-K filed on February 14, 2014.  Please revise your incorporation by reference information for footnote 41. In addition, please amend the date for Exhibit 10.53, as it appears that September 14, 2013 is not correct.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page E-11 to reflect the appropriate date of the Form 8-K.

Form 10-K for Fiscal Year Ended December 31, 2013

29.       Please revise your filing, as applicable, to comply with the comments issued above on the Form S-1.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it has filed, concurrently with this letter and Amendment No. 1, and the Form 10-K/A reflecting the relevant changes to the S-1 that have been made in response to the comments herein.

The Company respectfully requests that the redacted information contained in this request letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Robert E. Ward, President and Chief Executive Officer, Radius Health, Inc., 21 Broadway, 6th Floor, Cambridge, Massachusetts, 02139, telephone (617) 551-4700, before it permits any disclosure of the underlined and highlighted information contained in this request letter. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter.  A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (714) 755-8181.

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.

Very truly yours,

/s/ B. Shayne Kennedy
B. Shayne Kennedy
of LATHAM & WATKINS LLP

cc:	B. Nicholas Harvey, Radius Health, Inc.
Peter N. Handrinos, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY
RADIUS HEALTH, INC.